EXHIBIT 1
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For Immediate Release                                            7 February 2005

                              WPP GROUP PLC ("WPP")

            Hill & Knowlton acquires majority stake in ABC in Denmark

WPP announces that its wholly-owned operating company Hill & Knowlton ("H&K"), the global public relations and public affairs network, has acquired a majority stake in ABC Public Relations A/S ("ABC") in Denmark.

Founded in 1987 and employing 16 people, ABC specialises in healthcare, technology, finance and food. Clients include Jabra (GN Netcom), Unilever GlaxoSmithKline, Tiscali and MSD.

ABC had revenues of US$2 million for the year ended 30 June 2004 and net assets of US$410,000 at that date.

This investment strengthens H&K's Nordic region and continues WPP's strategy of developing its networks in important markets and sectors.

For further information please contact:

Feona McEwan, WPP       44-20 7408 2204
www.wpp.com
www.kantar.com

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